UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

  For the transition period from _______________ to _______________

Commission File Number:  0-32637

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Ames National Corporation 401(k) Profit Sharing Plan

B.	Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ames National Corporation
405 Fifth Street
Ames, Iowa 50010

REQUIRED INFORMATION

1.
Financial statements and schedules of the Ames National Corporation 401(k) Profit Sharing Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached hereto.

2.	A written consent of Independent Registered Public Accounting Firm is attached hereto as Exhibit 23 and is incorporated herein by this reference.

AMES NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
Ames, Iowa

FINANCIAL STATEMENTS
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Plan Administrator
Ames National Corporation 401(k) Profit Sharing Plan
Ames, Iowa

We have audited the accompanying statements of net assets available for benefits of Ames National Corporation 401(k) Profit sharing Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ames National Corporation 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson, LLP

West Des Moines, Iowa
June 18, 2009

AMES NATIONAL CORPORATION
401 (K) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2008 and 2007
	2008	2007

Cash	$470,934	$526,655

PARTICIPANT-DIRECTED INVESTMENTS	17,781,500	20,045,982

RECEIVABLES
Accrued interest and dividends	49,600	60,934
Contributions receivable from employer	184	3,273

NET ASSETS AVAILABLE FOR BENEFITS	$18,302,218	$20,636,844

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION
401 (K) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2008 and 2007

	2008	2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest	$196,073	$236,819
Dividends	732,236	639,921
Net appreciation (depreciation) in fair value of investments	(4,046,213)	292,943

Total investment income (loss)	(3,117,904)	1,169,683

Contributions:
Employer	615,272	615,764
Participants	605,476	653,791

Total contributions	1,220,748	1,269,555

Total additions (reductions)	(1,897,156)	2,439,238

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	436,090	1,245,370
Operating expenses	1,380	-

Total deductions	437,470	1,245,370

NET INCREASE (DECREASE)	(2,334,626)	1,193,868

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	20,636,844	19,442,976

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$18,302,218	$20,636,844

The accompanying notes are an integral part of the financial statements.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN

The Ames National Corporation 401(k) Profit Sharing Plan (the Plan) is sponsored by Ames National Corporation and its subsidiaries:  First National Bank, Ames, Iowa (the Plan trustee); Boone Bank & Trust, Boone, Iowa; Randall-Story State Bank, Story City, Iowa; State Bank & Trust, Nevada, Iowa; and United Bank & Trust, Marshalltown, Iowa (collectively, the Companies).  The following description of the Plan provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General and eligibility

The Plan is a defined contribution plan covering employees of the Companies who have completed six months of employment with a minimum of 500 hours of service and are age 21 or older.  Employees are eligible to make salary deferral contributions to the Plan on January 1, or July 1, following their eligibility date.  To be entitled to employer contributions, a participant must complete 1,000 hours of service during the plan year and must be employed by the Companies on the last day of the Plan year.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to 100% of their annual compensation as defined by the Plan subject to limits of $15,500 in 2008 and 2007.  The Companies provide a matching contribution up to 2% of the participant’s compensation, a nondiscretionary contribution of 5% of the participants’ compensation and may also make additional discretionary contributions based on profits.  The discretionary contributions are determined by the Boards of Directors on an annual basis.  Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.  All Plan investments were participant-directed into investment options offered by the Plan.

Participant accounts

Each participant’s account is credited with that participant’s contribution, the Companies’ matching contribution and an allocation of (a) the Companies’ discretionary contribution and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  Forfeited balances of terminated participants’ nonvested balances are used to reduce future contributions from the Companies.

Vesting

Participants are immediately vested in their voluntary contributions and the employer matching contributions and earnings thereon.  Vesting in the Companies’ discretionary and nondiscretionary contributions and earnings thereon is based on years of continuous service.  A participant is 100% vested in discretionary contributions after three years of credited service with no vesting prior to that time.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Payment of benefits

On termination of service due to death, disability, retirement or any other reason, a participant or their beneficiaries may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum amount.  Benefits related to the profit sharing and 5% nondiscretionary contribution are paid only if the participant is employed on the last day of the Plan year and has 1,000 hours of service.

Loans to participants

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as transfers between the investment fund and the participant loan fund.  Loans outstanding at December 31, 2008, mature through 2017 and the interest rates (as determined by the plan administrator) range from 3.50% to 7.75%.  Principal and interest are paid ratably through monthly payroll deductions, generally, over five years. However, repayment of loans for the purchase of a primary residence may exceed five years.  The loans are secured by the balance in the participant’s account.

Forfeited accounts

The forfeitures are used to reduce contributions from the Companies.  During the years ended December 31, 2008 and 2007, forfeitures from nonvested account balances reduced employer contributions by approximately $12,000 and $10,100, respectively.  Forfeitures for nonvested account balances for the years ended December 31, 2008 and 2007, were approximately $12,200 and $7,000, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan year ends on December 31.  Significant accounting policies followed by the Plan are presented below.

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  Since fair value approximates contract value, there are no adjustments of the fully benefit-responsive investment contract from fair value to contract value.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates in preparing financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, the disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investments

Investments are reported at fair value.  Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  See Note 7 for discussion of fair value measurements.  Purchases and sales of investment securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid.

Changes in accounting principles

Effective January 1, 2008, the Plan adopted FASB Statement No. 157, Fair Value Measurements (FAS 157), which provides a comprehensive framework for measuring fair value and expands disclosures which are required about fair value measurements.  Specifically, FAS 157 sets forth a definition of fair value and establishes a hierarchy prioritizing the inputs to valuation techniques, giving the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable value inputs.  The adoption of FAS 157 did not have a material impact on the Company’s 2008 financial statements.

Reclassifications

Certain amounts in the 2007 financial statements have been reclassified to conform to the 2008 presentation.

NOTE 3 - FINANCIAL INSTRUMENT RISK

The Plan maintains all its cash in a non-interest bearing deposit account at First National Bank, Ames, Iowa.  As of December 31, 2007, cash balances were insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000 per depositor, per bank and the cash balance exceeded the amount insured by the FDIC by $426,655.  As of December 31, 2008, the balance in the Plan’s non-interest bearing transaction deposit account is fully insured by the FDIC.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 4 - ADMINISTRATIVE EXPENSES

Certain administrative functions are performed by officers or employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.

NOTE 5 - INVESTMENTS

The following table presents the Plan investments that represent 5% or more of the Plan’s net assets:
	2008	2007

ANC Balanced Fund	$8,915,912	$11,325,090
Ames National corporation Common Stock Fund	3,644,796	2,779,800

The Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in fair value as follows:

	2008	2007

Mutual fund	$(2,750,184)	$55,119
ANC Balanced Fund	(2,268,426)	447,085
Common stock	972,397	(209,261)

Net appreciation(depreciation) in fair value of investments	$(4,046,213)	$292,943

During 2008 and 2007, dividend and interest income from the Plan’s investments were as follows:

	2008	2007

Interest income:
ANC Balanced Fund	$173,699	$221,419
Stable Value Fund	11,131	4,309
Loan Fund	10,442	9,083
Money market account	801	2,008

Total Interest Income	$196,073	$236,819

Dividend income:
Mutual Fund	$355,886	$260,018
ANC Balanced Fund	221,829	228,070
Common stock	154,521	151,833

Total Dividend Income	$732,236	$639,921

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST

At December 31, 2008 and 2007, the Plan held 135,940 and 139,507 shares of Ames National Corporation, a party-in-interest, common stock with a fair value of $3,607,848 and $2,720,387, respectively.  At December 31, 2008 and 2007, the Plan also held cash totaling $470,934 and $526,655 at First National Bank, Ames, Iowa.

The Plan purchased 544 shares of Ames National Corporation common stock for $ 18,388 during the year ended December 31, 2008.  The Plan sold or distributed 4,111 shares for $94,560 during the year ended December 31, 2008.  The Plan did not purchase or sell any Ames National Corporation common stock during the year ended December 31, 2007.

The Plan trustee is the Trust Department of First National Bank, Ames, Iowa.  All assets are held through trust agreement by the trustee, who is also a party-in-interest.

NOTE 7 – FAIR VALUE MEASUREMENTS

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.  The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs.  An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and  customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.

SFAS No. 157 requires the use of valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach.  The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities.  The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis.  The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).  Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability.  Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.  In that regard, SFAS No. 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value hierarchy is as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
It the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs

Following is a description of the valuation methodologies used for assets measured at fair value.   There have been no changes in the methodologies used at December 31, 2008 and 2007.

Investment contract:  Valued at fair value (which approximates contract value) of the net asset value (“NAV”) of the underlying investment in various mutual funds.

Mutual funds and bank administered trust fund:  Valued at the NAV of shares held by the Plan at year end.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Money market account:  Considered a cash equivalent and valued at cost.

Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a difference fair value measurement at the reporting date.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 7 – FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the balances of assets measured at fair value on a recurring basis by level as of December 31, 2008:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets:
Investment contract	$-	$579,623	$-	$579,623
Mutual funds	4,501,847	-	-	4,501,847
Bank administered trust fund	-	8,915,912	-	8,915,912
Common stock	3,607,848	-	-	3,607,848
Money market account	36,948	-	-	36,948
Participant loans	-	-	139,322	139,322

Total assets at fair value	$8,146,643	$9,495,535	$139,322	$17,781,500

Investments are recorded at fair value on a daily basis.  Fair value measurement is based upon quoted prices, if available.  If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the securities credit rating, prepayment assumptions and other factors such as credit loss assumptions.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets, consisting of participant loans, for the year ended December 31, 2008:

Balance, beginning of year	$155,226

Purchase, sales, issuances and settlements (net)	(15,904)

Balance, end of year	$139,322

NOTE 8 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has entered into a fully benefit responsive investment contract with MetLife Insurance Company.  The contract is designated as the MetLife Stable Value Fund and invests in a variety of mutual funds.  The MetLife Insurance Company guarantees principal and accumulated earnings.  The MetLife Stable Value Fund has a total return for 2008 of 4.39%.  Contract value and fair value, as reported by the third party administrator to the Plan, were substantially the same.

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

NOTE 9 - PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right to terminate the Plan at any time subject to the provisions of ERISA.  Upon termination all participants will become 100% vested in their accounts.

NOTE 10 - TAX STATUS

The Plan obtained its latest determination letter dated August 24, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and, therefore, not subject to tax.  The Plan has been amended since receiving the aforementioned determination letter.  However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the IRC.

NOTE 11 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

AMES NATIONAL CORPORATION
401 (k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

			Number of
			Shares or
	Interest	Due	Principal	Fair
Description	Rate	Date	Amount	Value

Assets held by First National Bank, Ames, Iowa, as Trustee*

Investment contract:
MetLife Stable Value Fund			44,058	$579,623

Mutual funds:
American Funds Capital Income Builder R5			3,831	159,114
American Europacific Growth R5			7,413	207,186
American Funds Income Fund			11,519	150,672
American Growth Fund of AM R5			19,486	398,291
Davis NY Venture A			12,890	304,473
DWS Dreman High Return Equity-A			10,352	251,031
Oppenheimer Develop Markets			32,138	510,680
Vanguard 500 Index			2,526	209,861
Vanguard Small-Cap Index			20,680	421,876
Vanguard Develop Markets Index			27,471	206,582
Vanguard Mid-Cap Index			22,763	268,607
Vanguard Target Retire 2005			1,625	15,745
Vanguard Target Retire 2015			7,250	69,235
Vanguard Target Retire 2025			52,698	488,512
Vanguard Target Retire 2035			19,914	184,203
Vanguard Target Retire 2045			17,099	163,637
Vanguard Target Retire Income			4,948	47,104
Vanguard Total Bond Market Index			43,717	445,038
				4,501,847

Bank administered trust fund:
ANC Balanced Fund*			949,659	8,915,912

Common stock:
Ames National Corporation common stock*			135,940	3,607,848
Money market account				36,948
				3,644,796

Participant loans*	3.5% to	August 2009
	7.75%	through
		April 2017		139,322

Total investments				$17,781,500

*Indicates a party-in-interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 25, 2009

AMES NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN

By:	First National Bank, Ames, Iowa, Trustee

By:	/s/ Steven J. McLaughlin
Name:	Steven J. McLaughlin
Title:	Vice President and Senior Trust Officer

EXHIBIT INDEX

Exhibit
Number	Exhibit

23	Consent of Independent Registered Accounting Firm